

September 30, 2013

Via E-mail
Christopher L. Winfrey
Executive Vice President and
Chief Financial Officer
Charter Communications, Inc.
400 Atlantic Street, 10th Floor
Stamford, CT 06901

      Re: Charter Communications, Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed February 22, 2013
              Response dated August 30, 2013
              File No. 001-33664

Dear Mr. Winfrey:

We have reviewed your response letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 5. Franchises, Goodwill and Other Intangible Assets, page F-12

1. We note your response to comment 4. Based on our analysis of the indicators in ASC 350-30-35-23, it appears that your cable franchise rights are not operated as a single asset and, as such, are not essentially inseparable from one another. Therefore we continue to believe that it is not appropriate to combine your cable franchise rights into a single unit of accounting for impairment testing purposes.

       You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

       Sincerely,

       /s/ Robert S. Littlepage for

       Larry Spirgel
       Assistant Director